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                                                                    Exhibit 23.1


Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statements (Form S-8 No. 333-111297 and 333-117906) of our report dated June 16, 2006 relating to the statement of net assets available for benefits of the Belden CDT Inc. Retirement Savings Plan as of December 31, 2005 and 2004, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Belden CDT Inc. Retirement Savings Plan.


/s/ Brown Smith Wallace, LLC

June 16, 2006
St. Louis, MO